UNITED STATES                                    OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION               OMB Number:  3235-0058
              Washington, D.C. 20549                     Expires:  May 31, 1997
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                   FORM 12b-25                                  SEC FILE NUMBER
                                                                    0-17839
            NOTIFICATION OF LATE FILING
                                                                   CUSIP NUMBER
                                                                    153776 10 9

(Check One):  [XX] Form 10-K  [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q
              [  ] Form N-SAR

            For Period Ended:  March 31, 1996
            [ ] Transition Report on Form 10-K
            [ ]  Transition  Report on Form 20-F
            [ ]  Transition  Report on Form 11-K
            [ ]  Transition  Report on Form 10-Q
            [ ]  Transition  Report on Form N-SAR
            For the Transition Period Ended:  ____________________________

    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Central Jersey Financial Corporation
Full Name of Registrant

- --------------------------------------------------------------------------------
Former Name if Applicable

591 Cranbury Road
Address of Principal Executive Office (Street and Number)

East Brunswick, NJ  08816
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

      [    ]  (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [    ]  (b) The  subject   annual  report,   semi-annual   report,
                  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [    ]  (c) The  accountant's  statement  or other  exhibit  required  by
                  Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)
See attached
                                                               SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John J. Doherty               (908) 254-6600
                (Name)             (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [XX] Yes [ ] No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [XX] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


- --------------------------------------------------------------------------------

                           Central Jersey Financial Corporation
                       (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 28, 1996           By    /s/ John J. Doherty
                                    John J. Doherty, Vice President and Chief
                                     Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                         ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                   GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
      Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                        ATTACHMENT

PART III - NARRATIVE

      The Registrant is unable to timely file its annual report on Form 10-K for the fiscal year ended March 31, 1996, because additional information is required to be prepared by the Registrant for the Annual Meeting of the Registrant's Stockholders in connection with the vote on the Agreement and Plan of Merger entered into by the Registrant and Summitt Bancorp on May 22, 1996.